Exhibit 99.1

WNS (Holdings) Limited Announces Details of Extraordinary General Meeting of Shareholders

NEW YORK, NY and MUMBAI, INDIA, February 20, 2018 – WNS (Holdings) Limited (NYSE: WNS), a leading provider of global Business Process Management (BPM) services, today announced that an extraordinary general meeting of its shareholders will be held on Friday, March 30, 2018, beginning at 11:00 am (Jersey time), at 22 Grenville, St Helier, Jersey JE4 8PX, Channel Islands.

The Company distributed the notice of extraordinary general meeting, proxy statement and form of proxy on or about February 20, 2018.

The notice of the extraordinary general meeting, proxy statement, form of proxy and ADR voting card are available on the investor relations page of the Company’s corporate website, www.wns.com. Shareholders may also obtain a copy of the notice of the extraordinary general meeting, proxy statement, form of proxy and ADR voting card, free of charge, by sending a written request to the Company Secretary, Mourant Ozannes Secretaries (Jersey) Limited, at 22 Grenville, St Helier, Jersey JE4 8PX, Channel Islands (attention: Michael Lynam, telephone: +44 (0)1534 676000) or Gopi.Krishnan@wns.com, attention Gopi Krishnan.

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process management company. WNS offers business value to 350+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics, Healthcare and Utilities. WNS delivers an entire spectrum of business process management services such as finance and accounting, customer interaction services, technology solutions, research and analytics and industry specific back office and front office processes. As of December 31, 2017, WNS had 35,657 professionals across 53 delivery centers worldwide including China, Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, United Kingdom and the United States. For more information, visit www.wns.com.

CONTACT:

Investors:	Media:

David Mackey Corporate SVP–Finance & Head of Investor Relations WNS (Holdings) Limited +1 (201) 942-6261 david.mackey@wns.com	Archana Raghuram Head – Corporate Communications WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com